UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71154

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **K2 CAPITAL ASSET MANAGEMENT, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
150 MOTOR PARKWAY SUITE 228

(No. and Street)

HAUPPAUGE	NY	11788
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian J Bohnaker	631-870-7451	bbohnaker@k2cam.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation

(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, #270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03-04-2009		3381	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian J Bohnaker, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of K2 Capital Asset Management, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

K2 Capital Asset Management, LLC

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2025

Filed pursuant to Rule 17a-5(e)(3)

K2 Capital Asset Management, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of K2 Capital Asset Management, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of K2 Capital Asset Management, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of K2 Capital Asset Management, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of K2 Capital Asset Management, LLC's management. Our responsibility is to express an opinion on K2 Capital Asset Management, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to K2 Capital Asset Management, LLC's, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2026

K2 Capital Asset Management, LLC
Statement of Financial Condition
December 31, 2025

_____

ASSETS

Cash	$	67,047
Securities		226,618
Clearing deposit		75,000
Due from clearing broker		196,375
Due from affiliate		5,500
Lease asset		296,682
Lease deposit		11,903
Prepaid expenses		11,275
Other assets		265
Total Assets	$	890,665

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	17,394
Commissions payable		300,641
Lease liability		303,391
Total Liabilities		621,426
Total Member's equity		269,239
Total Liabilities and Member's Equity	$	890,665

The accompanying notes are an integral part of these financial statements.

K2 Capital Asset Management, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2025

1.   Organization and Summary of Significant Accounting Policies

Description of Business
K2 Capital Asset Management, LLC was established in the State of New York on July 5, 2022, a New York limited liability corporation. K2 Capital Asset Management, LLC is a wholly owned entity of Brian Bohnaker, who is the Chief Executive Officer.

K2 Capital Asset Management, LLC (the Company) is registered with the Securities and Exchange Commission ("SEC") and was approved on November 25, 2024 as a fully disclosed introducing securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an introducing broker on behalf of Axos Clearing, LLC (the Clearing Broker). The Clearing Broker acts as the custodian and clearing broker for all customer funds and securities.

The Company generates revenue in the form of commissions. The Company started trading activity on March 3, 2025.

Basis of presentation
The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("GAAP") and conform to practices within the broker-dealer industry.

Estimates
The Company prepares its financial statements in conformity with GAAP. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash
The Company maintains cash in a bank deposit account held at financial institutions. As of December 31, 2025, the cash balance was $67,047.

Securities
The Company holds equity securities in an investment account at the clearing broker, Axos Clearing, LLC (the Clearing Broker). Investments are held in two securities totaling $226,618 at December 31, 2025.

Clearing Deposit
The Company has $75,000 as clearing deposit with the Clearing Broker as of December 31, 2025. As required by the clearing agreement with the Clearing Broker.

Due from Clearing Broker
As of December 31, 2025 the Company had a receivable $196,375 due from the clearing broker for commissions and fees collected in December. The Company received the funds the following month. The Company has a clearing deposit with the Clearing Broker. The account is insured by the Securities Investment Protection Corporation (SIPC) up to $250,000. On December 31, 2025, the Company's clearing deposit balance did not exceed the SIPC insured limit.

Fair Value Measurements
Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments the company estimates fair value using methods models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgement which become significant with increasingly complex instruments or pricing models. Where appropriate adjustments are included to reflect the risk inherent in a particular methodology model or input used. US GAAP establishes a hierarchy for inputs (Level 1, 2 and 3 inputs as defined) used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.

Level 3 - Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, US GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgement). Securities held at year end are valued with Level 1 inputs.

K2 Capital Asset Management, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2025

<u>Liquidity and Going Concern</u>
The accompanying financial statements have been prepared on a going concern basis. During the year ended December 31, 2025, the Company incurred a net loss, which required management to evaluate whether conditions or events raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

Management considered the current-year operating loss and the Company's liquidity position in its evaluation. While the Company incurred a loss during the year, management determined that these conditions do not raise substantial doubt about the Company's ability to meet its obligations as they become due.

Losses incurred during the current year are attributable primarily to significant upfront startup and organizational costs incurred in establishing the Firm's operations. These costs are largely non-recurring in nature. Management believes that revenues generated from ongoing operations, absent these startup costs, are expected to be sufficient to support the Firm's operating expenses and liquidity requirements going forward. Management has the ability and intent to fully support the firm. Based on this assessment, management believes the Company will be able to continue operations for at least one year from the date the financial statements are issued.

<u>Revenue Recognition</u>
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The Company's revenues consist primarily of trading commissions, and trade handling fees earned as an introducing broker-dealer.

Trading commissions are earned for executing customer securities transactions. The Company's performance obligation is satisfied at the point in time when the customer trade is executed. Accordingly, trading commission revenue is recognized on the trade date.

Trade handling fees are earned for trade processing and related support services provided in connection with customer transactions. The performance obligation for these services is satisfied when the related transaction is processed, which generally occurs on the trade date. Trade handling fee revenue is recognized at that time.

The Company acts as an agent in these arrangements and recognizes revenue for fees earned.

<u>Concentrations</u>
Cash
The Company maintains a cash balance at two institutions. The accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. On December 31, 2025, the Company's cash balance did not exceed the FDIC insured limit.

Income Taxes

Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, entities are not required to allocate income tax provisions to a legal entity that is both not subject to tax and a disregarded entity by the taxing authority. The Company does not have tax liabilities with respect to federal and state income taxes in the United States of America. The Company is a single member LLC which is disregarded for US federal and state tax purposes in accordance with the limited liability company agreement and no formal tax-sharing arrangement exists with the single member.

Uncertain tax positions

In accordance with the FASB ASC No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes," the Company accounts for uncertain tax positions by determining whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeal or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company did not recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for all tax years since inception.

Newly implemented Accounting Standard

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-07 that focuses on improving reportable segment disclosures, particularly around significant segment expenses. Public entities are required to provide more detailed information about segment expenses to help readers better understand an entity's overall performance and assess potential future cash flows. The disclosures are required on an annual and interim basis, as applicable. ASU 2023-07 is effective for the Company for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 (See Note 8).

2.   Member's Equity

The Company was initially capitalized by the contribution of cash and securities from the CEO with a value of $420,140 through December 31, 2024. In 2025, the Company received additional capital contributions from the CEO in the amount of $40,000, total capital contributions of $460,140 through December 31, 2025.

K2 Capital Asset Management, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2025

3.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, defined as shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $197,446, which was $176,244 in excess of its required net capital of $21,202. The Company's aggregate indebtedness to net capital ratio was 1.61 to 1.

4.   Lease

The Company has one operating lease for office space in New York. The Company's operating lease for office space expires April 20, 2030. The annual base rent increases 3% annually. Rent expense during 2025 was $78,082. The operating lease commitments for office space is as follows:

	New York
2026	$72,845
2027	75,030
2028	77,281
2029	79,600
2030	26,793
	$331,549

The Company implemented ASC 842 in 2025 and capitalizes the lease using a 4% implicit rate. The balance of the lease liability and the associated right-of-use assets at December 31, 2025 was $303,391 and $296,682, respectively.

5.   Segment Reporting

The Company operates as a broker-dealer and manages its business as a single operating segment engaged in trading activities. Management, including the Chief Operating Decision Maker (CODM), evaluates financial performance and allocates resources on a consolidated basis. The Company's Chief Executive Officer serves as the CODM.

Accordingly, the Company has one reportable operating segment, and no separate segment disclosures are required under applicable accounting guidance.

6.   Subsequent Events

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm on which the financial statements were available to be issued. Subsequent to the year ended December 31, 2025. The Company has not identified any material events that require disclosure or recognition.

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2025

7.   Commitments and Contingencies

At December 31, 2025, the Company did not have any commitments and contingencies which require disclosure.